U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________
FORM 8-A
For Registration of Certain Classes of Securities
Pursuant to Section 12(b) or (g) of the
Securities Exchange Act of 1934
ANORMED INC.
(Exact name of registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	98-0171581 (I.R.S. Employment Identification No.)

200 — 20353 64th Avenue Langley, British Columbia, Canada (Address of principal executive offices)	V2Y 1N5 (Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered:	Name of each exchange on which each class is to be registered:

Common Shares (including associated share purchase rights)	The NASDAQ Stock Market LLC
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration statement file number to which this form relates (if applicable): N/A
Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT
Item 1. Description of Registrant’s Securities to be Registered.
     The description of the Registrant’s common shares contained in the Registrant’s Registration Statement on Form 40-F, as amended, filed with the Securities and Exchange Commission on October 24, 2005, is incorporated into this Item 1 by reference.
     The Board of Directors adopted, effective August 29, 2006, a limited duration shareholder rights plan (the “Rights Plan”). The Rights Plan is implemented pursuant to the Limited Duration Shareholder Rights Plan Agreement dated August 29, 2006 (the “Rights Agreement”) by and between the Registrant and Computershare Investor Services Inc., as rights agent (the “Rights Agent”), by the issuance of one right to purchase a common share of Registrant (a “Right”) in respect of each common share (“Voting Share”) outstanding one minute after August 29, 2006 (the “Record Time”). One Right also will be issued for each additional Voting Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the Expiration Time (which shall be the earlier of the time at which the right to exercise Rights terminate pursuant to the Rights Agreement and February 28, 2007). The Rights shall not be exercisable until the Separation Time. The Rights Plan is subject to the approval of the Toronto Stock Exchange.
     Upon the occurrence of a Flip-in Event (as defined below), each Right will entitle the holder to purchase for $50 Voting Shares having an aggregate market price of $100. In other words, each Voting Share at Separation Time will carry a right to purchase additional Voting Shares having a market price of $100 upon due exercise of the right and remittance of $50 to the Registrant via the Rights Agent. The issuance of Rights will not change the manner in which shareholders currently trade their Voting Shares. Shareholders do not have to return their certificates in order to have the benefit of the Rights.
     Until the Separation Time, the Rights will trade together with the Voting Shares, will be represented by the Voting Share certificates and will not be exercisable. After the Separation Time, the Rights will become exercisable, will be evidenced by Rights certificates and will be transferable separately from the Voting Shares.
     The Separation Time is defined as the close of business on the eighth trading day (or such later date as may be determined by the Board) after the earlier of:
     (i) the date of the first public announcement that a person has become an “Acquiring Person”, which means a person who has acquired, other than pursuant to an exemption available under the Rights Plan or pursuant to a Permitted Bid, beneficial ownership of more than 20% of the Voting Shares of the Registrant;
     (ii) the date of the commencement of, or first public announcement of an intention of any person (other than the Registrant or a subsidiary of Registrant to commence an offer to acquire (other than a Permitted Bid or a Competing Permitted Bid, as defined below) beneficial ownership of 20% or more of the Voting Shares of the Registrant (a “Take-over Bid”); and
     (iii) the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such.
     A Permitted Bid is defined in the Rights Agreement as a Take-over Bid made by a take-over bid circular and which also complies with the following requirements:
     (i) the bid is made to all holders of Voting Shares other than the offeror;
     (ii) the Take-over Bid must be open for at least 60 days and more than 50% of the outstanding voting shares of the Registrant held by shareholders other than an Acquiring

Person or an offeror (“Independent Shareholders”) must be deposited under the bid and not withdrawn;
     (iii) any Voting Shares deposited within the 60 day time period may be withdrawn until taken up and paid for; and
     (iv) if 50% of the Voting Shares held by Independent Shareholders are deposited and not withdrawn, a public announcement of such fact must be made and the bid must remain open for a further 10-day period.
     The Rights Plan allows for a Competing Permitted Bid to be made while the Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the statutory requirement that it be outstanding for a minimum period of 35 days.
     Under the Rights Agreement, a Flip-in Event is any transaction or event in which any person becomes an Acquiring Person. Except as set out in the Rights Agreement, from and after the close of business on the eighth trading day (or such later time as the Board may determine) following the date of the first public announcement that a person has become an Acquiring Person,
     (i) any Rights beneficially owned by the Acquiring Person and affiliates, associates and transferees of the Acquiring Person or any person acting jointly or in concert with the Acquiring Person will become void; and
     (ii) each Right (other than Rights which are void) will entitle the holder thereof to purchase common shares having a market price of $100 for $50 (i.e., at a 50% discount).
     A Flip-in Event that is not approved by the Board will result in significant dilution to an Acquiring Person and also to holders of Rights not exercising their Rights upon the occurrence of the Flip-in Event.
     Investment advisors (for client accounts), mutual funds and their managers and trustees, trust companies (acting in their capacities as trustees and administrators), statutory bodies managing investment funds (for employee benefit plans, pension plans, insurance plans or various public bodies), administrators or trustees of registered pension funds, plans or related trusts and Crown agents or agencies acquiring greater than 20% of the Voting Shares are exempted from triggering a Flip-In Event, provided that they are not making, or not part of a group making a Take-over Bid.
     If an offeror successfully completes a Permitted Bid, the Rights Plan provides that the Rights will be redeemed at $0.0001 per Right (“Redemption Price”). A Permitted Bid, even if not approved by the Board, may be taken directly to the shareholders of the Registrant. Shareholder approval at a meeting will not be required for a Permitted Bid. Instead, shareholders will initially have 60 days to deposit their shares. If more than 50% of the outstanding Voting Shares of the Registrant (other than Voting Shares beneficially owned by the offeror on the date of the Take-over Bid) have been deposited and not withdrawn by the end of such 60-day period, the Permitted Bid must be extended for a further period of 10 days to allow initially disapproving shareholders to deposit their shares if they so choose.
     If a potential offeror does not wish to make a Permitted Bid, or an offeror has made a bid that is not a Permitted Bid, it can negotiate with, and obtain the prior approval of the Board to make a bid to all shareholders by Take-over Bid circular on terms that the Board considers fair to all shareholders. In such circumstances, the Board may waive the application of the Rights Plan to that transaction, thereby allowing such bid to proceed without dilution to the offeror, and will be deemed to have waived the application of the Rights Plan to all other contemporaneous bids made by Take-over Bid circular to all shareholders. The Board can also waive the application of the Rights Plan in the event that a person has become an Acquiring Person by inadvertence and if an Acquiring Person chooses to reduce its beneficial ownership so that it ceases to be an Acquiring Person.
     The Board may, at its option, at any time prior to the Separation Time, elect to redeem all but not less than all of the Rights at the Redemption Price and, in that event, the right of holders of Rights to exercise the Rights will terminate. The Rights Agreement also gives the Board the right, at its option, to waive the application of the Rights Plan at any time prior to the Separation Time to any particular share acquisition that would otherwise be subject to those provisions.
     The Board may from time to time supplement or amend the Rights Plan without the approval of the holders of Voting Shares or Rights to make any changes that the Board, acting in good faith, may deem necessary or desirable, provided that subsequent to the Separation Time, no supplement or amendment will materially adversely affect the interest of holders of Rights generally.
Item 2.  Exhibits.
     None.

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.
Dated: September 7, 2006

ANORMED INC.
By:	/S/ WILLIAM J. ADAMS
William J. Adams
Chief Financial Officer, Vice President, Finance, Secretary and Treasurer